# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vesta Real Estate Corporation, S.A.B. de C.V., CIK 0001969373
CUSIP: 92540K109
Title of class of securities: Common shares, no par value
Address of issuer's principal executive offices: Paseo de los Tamarindos No. 90, Torre II, Piso 28, Col. Bosques de las Lomas, Cuajimalpa, Mexico City, Mexico (O5), CP 05210
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-187901
Filed by CIK 0000936828

## Reporting persons
- GIC Private Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 58,157,511; shared voting power 13,235,850; sole dispositive power 58,157,511; shared dispositive power 13,235,850; aggregate amount beneficially owned 71,393,361 (8.44% of the class)
  Comment: (1) There is no CUSIP number assigned to the common shares. CUSIP number 92540K109 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, each ADS representing ten (10) common shares, which are quoted on the New York Stock Exchange under the symbol "VTMX".
  (2) For sole voting power in Row (5) and sole dispositive power in Row (7), these 58,157,511 common shares of Vesta Real Estate Corporation, S.A.B. de C.V. (the "Issuer") include 27,203,090 ordinary shares represented by 2,720,309 ADSs, each ADS representing ten (10) ordinary shares.
  (3) For shared voting power in Row (6) and shared dispositive power in Row (8), these 13,235,850 common shares of the Issuer include 7,135,890 ordinary shares represented by 713,589 ADSs, each ADS representing ten (10) ordinary shares.
  (4) Percent of class represented in Row (11) is based on 846,017,932 common shares outstanding as of June 30, 2025, according to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 24, 2025.

## Item 1. Issuer
Name of issuer: Vesta Real Estate Corporation, S.A.B. de C.V.
Address of issuer's principal executive offices: Paseo de los Tamarindos No. 90, Torre II, Piso 28, Col. Bosques de las Lomas, Cuajimalpa, Mexico City, Mexico, CP 05210

## Item 2. Person Filing
Name of person filing: GIC Private Limited ("GIC")
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship: GIC Private Limited - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
71,393,361 (1), (2)

(1) GIC is a fund manager and only has 2 clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 58,157,511 securities beneficially owned by it. GIC shares power to vote and dispose of 13,235,850 securities beneficially owned by it with MAS.

GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves. The GoS disclaims beneficial ownership of such shares.

(2) GIC disclaims membership in a group.
Percent of class:
8.44% (3)

(3) Based on 846,017,932 common shares outstanding as of June 30, 2025, according to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 24, 2025.
Sole power to vote or to direct the vote: 58,157,511 (1), (2)
Shared power to vote or to direct the vote: 13,235,850 (1), (2)
Sole power to dispose or to direct the disposition: 58,157,511 (1), (2)
Shared power to dispose or to direct the disposition: 13,235,850 (1), (2)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GIC Private Ltd: /s/ Wong Hui Ping, Wong Hui Ping, Senior Vice President (11/11/2025)
- GIC Private Ltd: /s/ Wee Linrong, Wee Linrong, Senior Vice President (11/11/2025)